SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number : 1-14118

PRESS RELEASE #34/04

QUEBECOR WORLD ANNOUNCES
NEW STREAMLINED CORPORATE STRUCTURE

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

November 29, 2004                                                                                                                                   34/04

For immediate release

QUEBECOR WORLD ANNOUNCES
NEW STREAMLINED CORPORATE STRUCTURE

Montréal, Canada - Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) announced today that it is reorganizing its corporate functions to strengthen its operating structure and improve efficiency. The Presidents of the Company's North America business units will now report directly to Quebecor World's President and Chief Executive Officer Pierre Karl Péladeau. The position of Chief Operating Officer North America and some of its accompanying corporate functions are being abolished and will now report to the global head office or directly to the Presidents of the business units.

David Boles, who previously held the position of Chief Operating Officer, North America has agreed to remain with the Company. He will continue to contribute as a special advisor to the CEO ensuring that Quebecor World provides its customers with the most effective and cost efficient platform in the industry.

"The Company has decided that this new structure will better serve our customers and our shareholders going forward, " said President and CEO Pierre Karl Péladeau. "It will allow me to have a more direct relationship with the operational management and reduce duplication in other areas of corporate services. "

"I look forward to continuing my service with Quebecor World by working closely with Pierre Karl providing strategic advice on how we can further develop and improve our North America platform to enhance service to our customers and provide better returns to our shareholders," commented David Boles.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     November 30, 2004